Exhibit 99.1

LightInTheBox Reports Fourth Quarter and Full Year 2014 Financial Results

Conference Call to be Held at 8:00AM ET on March 9, 2015

Beijing, China, March 9, 2015 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Fourth Quarter 2014 Highlights

•             Net revenues were $112.1 million, an increase of 42.4% year-over-year. Considering an $8.0 million year-over-year unfavorable impact from changes in foreign exchange rates, non-GAAP net revenues would have been $120.1 million

•             Total number of orders grew 53.9% year-over-year to 3.1 million, while the total number of customers who made purchases increased by 45.7% year-over-year to 2.3 million

•             Selling and marketing expenses as percentage of total net revenues improved to 25.7% from 31.4% during the same quarter of 2013

•             Mobile revenue increased to 29.7% of total net revenues, compared with 20.0% in the same quarter of 2013, and 26.5% in the third quarter of 2014

•             Revenues from repeat customers accounted for 44.2% of total net revenues, compared with 37.3% in the same quarter of 2013, and 41.1% in the third quarter of 2014

•             The Company repurchased $5.3 million of its ADSs in the fourth quarter as a part of its current share repurchase program

•             Non-GAAP net loss was $0.5 million, compared with non-GAAP net loss of $5.8 million in the same quarter of 2013

•             Non-GAAP net loss per ADS was $0.01, compared with non-GAAP net loss per ADS of $0.12 in the same quarter of 2013

Full Year 2014 Highlights

•             Net revenues were $382.4 million, an increase of 30.8% year-over-year

•             Total number of orders increased by 51.5% to 9.7 million, while total number of customers who made purchases increased by 42.5% to 6.1 million

•             Selling and marketing expenses as percentage of total net revenues improved to 27.5% from 28.8% last year

•             Mobile revenue increased to 26.8% of total net revenues, compared with 17.8% last year

•             Revenues from repeat customers accounted for 41.8% of total net revenues, compared with 33.6% last year

•             The Company repurchased $11.0 million of its ADSs as a part of its current share repurchase program

Mr. Alan Guo, Chairman and CEO of LightInTheBox, commented, “We delivered a solid fourth quarter with revenues coming in ahead of our expectations, topping $100 million for the first time in our history despite unprecedented unfavorable global currency fluctuations. We made significant year-over-year progress in each of our major operating metrics as we continued to benefit from the implementation of our strategic plan over the past few quarters,”

“Around 75% of our revenues come from non-US dollar markets, primarily Europe and South America while the majority of our expenses are tied to the US dollar. These currencies experienced a significant sequential depreciation against the US dollar on a weighted average basis during the fourth quarter of 2014. As the strengthening of the US dollar continues this year, we are facing macro challenges unprecedented in our corporate history. We believe such circumstances require us to act very quickly to significantly improve our operational efficiency in order to adjust to the evolving currency reality and counter balance its negative impact. We will do so without sacrificing our long-term business prospects by continuing to invest in our core initiatives, including mobile and our open platform. We are convinced that by quickly implementing appropriate measures today, we will emerge with an even stronger market position tomorrow when non-US dollar currencies stabilize.”

Mr. Robin Lu, Chief Financial Officer of LightInTheBox, added, “We are pleased with our overall performance this quarter despite continued global economic weakness and a significantly stronger US dollar. Our strong financial and operating metrics during the quarter demonstrate the great progress we have made in achieving our long-term goals. We expect continued growth in our revenues and are focused on quickly improving our operating efficiency while maintaining market share and strengthening customer service. With no debt and strong cash position, we are confident in our ability to weather the storm.”

Fourth Quarter and Full Year 2014 Financial Results

Net revenues increased 42.4% year-over-year to $112.1 million during the fourth quarter of 2014, and increased 30.8% to $382.4 million for the full year 2014. Considering an $8.0 million unfavorable impact from year-over-year changes in foreign exchange rates, non-GAAP net revenues would have been $120.1 million during the fourth quarter of 2014. The year-over-year increases in revenues were primarily driven by a strong performance in the apparel category, increasing contribution of both our repeat and new customer orders, and growth in the Company’s mobile commerce business. Total orders increased 53.9% year-over-year to 3.1 million during the fourth quarter of 2014, while the total number of customers who made purchases increased 45.7% year-over-year to 2.3 million. Revenues from repeat customers increased to 44.2% of total net revenues, compared with 37.3% in the same quarter of 2013, while mobile revenue increased to 29.7% of total net revenues, compared with 20.0% for the corresponding period of 2013. For the full year 2014, revenues from repeat customers increased to 41.8% of total net revenues, compared with 33.6%for the full year 2013, while mobile revenue increased to 26.8% of total net revenues, compared with 17.8% for the full year 2013.

Revenues in the apparel category increased 97.7% year-over-year to $41.7 million for the fourth quarter of 2014, largely attributable to a strong performance from our ready-to-wear apparel business. As a percentage of total net revenues, apparel revenues were 37.2%, compared with 26.8% in the same quarter of 2013. Revenues from other general merchandise increased by 22.2% year-over-year to $70.4 million during the fourth quarter of 2014.

Geographically, revenues from Europe increased by 37.2% to $70.5 million, representing 62.9% of total net revenues during the fourth quarter of 2014. Revenues from North America increased by 90.1% to $24.9 million, representing 22.2% of total net revenues during the quarter, while revenues from other countries increased by 17.2% to $16.7 million, representing 14.9% of total net revenues this quarter.

Gross profit for the fourth quarter of 2014 was $39.5 million, representing an increase of 28.4% from $30.8 million in the same period of 2013. For the full year 2014, gross profit was $145.3 million, representing an increase of 14.3% from $127.2 million in the prior year. Gross margin was 35.2% in the fourth quarter of 2014, compared with 39.1% in the same quarter of 2013. Considering the unfavorable impact from year-over-year changes in foreign exchange rates, non-GAAP gross margin during the fourth quarter of 2014 would have been 39.5%. Gross margin for the full year 2014 was 38.0%, compared with 43.5% in 2013. The full year decrease in gross margin was primarily attributable to the stronger US dollar over the past as well as shifts in product mix and pricing/sourcing strategy as the Company continues to expand its market share and grow its customer base.

Total operating expenses in the fourth quarter of 2014 were $48.1million, compared with $36.9 million in the same quarter of 2013.

•             Fulfillment expenses in the fourth quarter of 2014 were $7.6 million, compared with $4.7 million in the same quarter of 2013, primarily reflecting the increase in sales volume and the establishment and development of the Company’s overseas fulfillment centers in Warsaw, Poland and Nevada, United States. Fulfillment expenses per order were $2.47, slightly higher compared to $2.36 in the same quarter of 2013 and $2.38 from the third quarter of 2014.

•             Selling and marketing expenses in the fourth quarter of 2014 were $28.8 million, compared with $24.7 million in the same quarter of 2013, as a result of the Company’s efforts to grow its customer base and market share. As a percentage of total net revenues, selling and marketing expenses were 25.7%, an improvement from 25.9% in the previous quarter, and a significant decline from 31.4% in the same quarter of 2013. The improvement reflects the Company’s commitment to optimize online marketing efforts and diversify traffic acquisition channels. Selling and marketing expenses per order improved to $9.4 from $12.4 in the same quarter 2013 and $10.2 in the third quarter of 2014.

•             General and administrative (G&A) expenses in the fourth quarter of 2014 were $11.7million, compared with $7.5 million in the same quarter of 2013. The increase reflects growth in the Company’s business operations and the Company’s commitment to future growth. As a percentage of total net revenues, G&A expenses were 10.4%, compared with 9.6% in the same quarter of 2013. G&A expenses in the fourth quarter of 2014 included $4.2 million in technology investments which are important for future growth.

Loss from operations was $8.6 million in the fourth quarter of 2014, compared with loss from operations of $6.2 million in the same quarter of 2013. For the full year of 2014, loss from operations increased to $30.7million, compared with an operating loss of $5.0 million in the prior year.

Net loss attributable to ordinary shareholders was $8.8 million in the fourth quarter of 2014, compared with a net loss of $5.6 million in the same quarter of 2013. For the full year 2014, net loss attributable to ordinary shares was $30.0 million, compared with a net loss of $6.4 million in the prior year.

Net loss per ADS was $0.18 in the fourth quarter in 2014, compared with net loss per ADS of $0.11 in the same quarter of 2013. On a full year basis, net loss per ADS was $0.61 in2014, compared with a net loss per ADS of $0.18 last year. Each ADS represents two ordinary shares.

Non-GAAP loss from operations was $0.2 million in the fourth quarter of 2014, compared with non-GAAP loss from operations of $6.4 million in the fourth quarter of 2013. For the full year 2014, non-GAAP loss from operations in 2014 was $20.2 million, compared with a non-GAAP loss from operations of $1.2 million in 2013.

Non-GAAP net loss attributable to ordinary shareholders was $0.5 million in the fourth quarter of 2014, compared with non-GAAP net loss of $5.8 million in the fourth quarter of 2013. For the full year 2014, non-GAAP net loss attributable to ordinary shareholders in 2014 was $19.5million, compared with non-GAAP net loss attributable to ordinary shareholders of $2.7 million in 2013.

Non-GAAP net loss per ADS was $0.01 in the fourth quarter of 2014, compared with non-GAAP net loss per ADS of $0.12 in the fourth quarter of 2013. For the full year 2014, non-GAAP net loss per ADS was $0.39 in2014, compared with $0.08last year.

For the quarter ended December 31, 2014, the Company’s weighted average number of ADSs used in computing the loss per ADS was 48,824,850.

As of December 31, 2014, the Company had cash and cash equivalents, term deposits and restricted cash of $83.4 million, which is equivalent to approximately $1.71 per ADS. This compares with $88.8 million as of September 30, 2014.

Share Repurchase Program

On December 16, 2013, the Company announced a $20 million share repurchase program. On December 16, 2014, the Company extended its existing share repurchase program for an additional 12-month period through December 15, 2015. As of December 31, 2014, the Company had repurchased a total of $11.0 million of its ADSs.

Business Outlook

For the first quarter of 2015, based on estimated changes in foreign exchange rates, the Company estimates its net revenues to be between $89 million and $91 million, representing a year-over-year growth of approximately 9% to 12%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on Monday March 9, 2015 to discuss its financial results and operating performance for the fourth quarter of 2014. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004

Hong Kong Toll Free: 800-906-601

China: 400-620-8038

International: 65-6723-9381

Passcode: 88791453

A telephone replay will be available two hours after the conclusion of the conference call through 8:59 a.m., Eastern Time on March 17, 2015. The dial-in details are:

US: 1-646-254-3697

Hong Kong: 852-3051-2780

International: 61-2-8199-0299

Passcode: 88791453

A live and archived webcast of the conference call will be available on the Investor Relations section of LightInTheBox’s website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

LightInTheBox Holding Co., Ltd.

Ms. Iris Wang, Investor Relations

Tel: +86(10)5692 0099

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Use of Non-GAAP Financial Measures

LightInTheBox uses non-GAAP net revenues, non-GAAP gross profit, non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss per basic and diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP net revenues are net revenues excluding the foreign exchange impact on net revenues. Non-GAAP gross profit is gross profit excluding the foreign exchange impact on net revenues. Non-GAAP loss from operations is loss from operations excluding foreign exchange impact on net revenues, share-based compensation and one-time expenses. Non-GAAP net loss is net loss excluding the foreign exchange impact on net revenues, share-based compensation and one-time expenses. Non-GAAP net loss per basic and diluted ADS is non-GAAP net loss divided by weighted average number of basic and diluted ADS, respectively. The Company continuously monitors the impact of currency exchange rates on revenues given that it is a global company and has exposure to a variety of currencies. Starting in the fourth quarter of 2014, there was a significant impact on net revenues from changes in foreign currency exchange rates against the U.S. dollar. Due to the nature of the business, the Company believes that excluding the impact of such fluctuations more appropriately reflects the Company’s results of operations, and provides investors with a better understanding of the Company’s business performance. The Company believes that separate analysis and exclusion of foreign exchange impact on net revenues, the non-cash impact of share-based compensation and one-time expenses adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of foreign exchange impact on net revenues, non-cash share-based compensation expenses and one-time expenses. However, the use of non-GAAP financial measures has material limitations as an analytical tool.

One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net loss for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollar in thousands)

	As of December 31,	As of December 31,
	2013	2014
ASSETS
Current Assets
Cash and cash equivalents	23,745	75,358
Term deposit	79,958	5,802
Restricted cash	1,360	2,267
Accounts receivable	259	695
Inventories, net	7,081	9,845
Prepaid expenses and other current assets	8,890	5,189
Total current assets	121,293	99,156
Property and equipment, net	3,002	3,664
Acquired intangible assets, net	266	249
Goodwill	690	690
Long-term deposit	640	708
TOTAL ASSETS	125,891	104,467

LIABILTIES
Current Liabilities
Accounts payable	18,677	25,236
Advance from customers	10,263	10,979
Accrued expenses and other current liabilities	15,560	25,069
Total current liabilities	44,500	61,284
TOTAL LIABILITIES	44,500	61,284

EQUITY
Ordinary shares	7	7
Treasury shares, at cost	—	(10,957)
Additional paid-in capital	153,124	155,872
Accumulated deficit	(71,621)	(101,608)
Accumulated other comprehensive loss	(119)	(131)
TOTAL EQUITY	81,391	43,183
TOTAL LIABILITIES AND EQUITY	125,891	104,467

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended		Twelve-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2013	2014	2013	2014
Net revenues	78,759	112,134	292,417	382,407
Cost of goods sold	(47,999)	(72,635)	(165,267)	(237,095)
Gross profit	30,760	39,499	127,150	145,312
Operating expenses
Fulfillment	(4,693)	(7,551)	(15,963)	(23,926)
Selling and marketing	(24,702)	(28,829)	(84,245)	(105,186)
General and administrative	(7,541)	(11,692)	(31,929)	(46,916)
Total operating expenses	(36,936)	(48,072)	(132,137)	(176,028)
Loss from operations	(6,176)	(8,573)	(4,987)	(30,716)
Exchange loss on offshore bank accounts	—	(645)	—	(1,556)
Interest income	552	402	237	2,355
Loss before income taxes	(5,624)	(8,816)	(4,750)	(29,917)
Income taxes expenses	(20)	(14)	(69)	(70)
Net loss	(5,644)	(8,830)	(4,819)	(29,987)
Accretion for Series C convertible redeemable preferred shares	—	—	(1,621)	—
Net loss attributable to ordinary shareholders	(5,644)	(8,830)	(6,440)	(29,987)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	99,056,898	97,649,700	71,555,449	99,001,560
—Diluted	99,056,898	97,649,700	71,555,449	99,001,560

Net loss per ordinary share
—Basic	(0.06)	(0.09)	(0.09)	(0.30)
—Diluted	(0.06)	(0.09)	(0.09)	(0.30)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.11)	(0.18)	(0.18)	(0.61)
—Diluted	(0.11)	(0.18)	(0.18)	(0.61)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended		Twelve-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2013	2014	2013	2014
Net revenues	78,759	112,134	292,417	382,407
Foreign exchange impact on net revenues*	(717)	8,006	(580)	6,481
Non-GAAP net revenues	78,042	120,140	291,837	388,888

Gross profit	30,760	39,499	127,150	145,312
Foreign exchange impact on net revenues*	(717)	8,006	(580)	6,481
Non-GAAP gross profit	30,043	47,505	126,570	151,793

Loss from operations	(6,176)	(8,573)	(4,987)	(30,716)
Foreign exchange impact on net revenues*	(717)	8,006	(580)	6,481
Share-based compensation expenses	533	350	4,318	2,518
Charge for the settlement of a class action lawsuit	—	—	—	1,500
Non-GAAP loss from operations	(6,360)	(217)	(1,249)	(20,217)

Net loss attributable to ordinary shareholders	(5,644)	(8,830)	(6,440)	(29,987)
Foreign exchange impact on net revenues*	(717)	8,006	(580)	6,481
Share-based compensation expenses	533	350	4,318	2,518
Charge for the settlement of a class action lawsuit	—	—	—	1,500
Non-GAAP net loss attributable to ordinary shareholders	(5,828)	(474)	(2,702)	(19,488)

Non-GAAP weighted average numbers of shares used in calculating net loss per ordinary share
—Basic	99,056,898	97,649,700	71,555,449	99,001,560
—Diluted	99,056,898	97,649,700	71,555,449	99,001,560

Non-GAAP net loss per ordinary share
—Basic	(0.06)	(0.00)	(0.04)	(0.20)
—Diluted	(0.06)	(0.00)	(0.04)	(0.20)

Non-GAAP net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.12)	(0.01)	(0.08)	(0.39)
—Diluted	(0.12)	(0.01)	(0.08)	(0.39)

* The foreign exchange impact on net revenue includes all net revenues received in currencies other than USD in the calculation and the exchange rate in the calculation of the foreign exchange impact on the net revenue is using the comparable period exchange rate. For example, the foreign exchange impact on the net revenue of December 2014 will be calculated by the average of the daily exchange rates in December 2013 times the respective original foreign currency net revenues in December 2014.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(U.S. dollar in thousands)

	Three-month Period Ended		Twelve-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2013	2014	2013	2014
Net loss	(5,644)	(8,830)	(4,819)	(29,987)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	376	478	1,361	1,855
Share-based compensation	533	350	4,318	2,518
Exchange gain on offshore bank accounts	—	645	—	1,555
Amortization of debt discount	—	—	956	—
Interest on convertible notes	—	—	413	—
Changes in operating assets and liabilities
Accounts receivable	18	(170)	12	(447)
Inventories, net	(2,592)	(2,415)	(1,284)	(2,794)
Prepaid expenses and other current assets	165	3,212	(1,148)	3,639
Accounts payable	5,246	7,837	9,508	6,567
Advance from customers	2,932	(2,323)	3,130	1,418
Accrued expense and other current liabilities	2,874	2,083	3,042	8,866
Long-term deposit	(140)	8	(337)	(79)
Net cash provided by (used in) operating activities	3,768	875	15,152	(6,889)
Cash flows from investing activities
Purchase of property and equipment	(328)	(530)	(2,451)	(2,576)
(Purchase) maturity of term deposit	(49,870)	34,349	(79,958)	72,664
Deposit (withdrawal) of restricted cash	(235)	240	(143)	(907)
Payment for business acquisition	(1,000)	—	(1,000)	—
Net cash (used in) provided by investing activities	(51,433)	34,059	(83,552)	69,181
Cash flows from financing activities
Proceeds from initial public offering	—	—	75,030	—
Proceeds from exercise of share options	74	9	193	251
Repurchase of ordinary shares	—	(5,016)	—	(10,671)
Payment of professional fees related to initial public offering	(513)	—	(3,127)	—
Net cash (used in) provided by financing activities	(439)	(5,007)	72,096	(10,420)
Effect of exchange rate changes on cash and cash equivalents	50	(249)	77	(259)
Cash and cash equivalents at beginning of period	71,799	45,680	19,972	23,745
Cash and cash equivalents at end of period	23,745	75,358	23,745	75,358